Exhibit – 11.1

Milacron Inc. and Subsidiaries
Computation of Per-Share Earnings

(In thousands, except per-share amounts)	2004	2003	2002
	(as restated)

Loss from continuing operations (a)	$(51,304)	$(183,677)	$(18,684)
Loss from discontinued operations	(479)	(7,174)	(16,817)
Cumulative effect of change in method of accounting	—	—	(187,713)

Net loss (a)	(51,783)	(190,851)	(223,214)
Less preferred dividends	(3,150)	(240)	(240)
Less beneficial conversion feature related to Series B Preferred Stock	(15,931)	—	—

Net loss available to common shareholders	$(70,864)	$(191,091)	$(223,454)

Basic loss per share:
Weighted-average common shares outstanding (b)	40,955	36,660	36,465

Per share amount:
Continuing operations	$(1.72)	$(5.02)	$(.52)
Discontinued operations	(.01)	(.19)	(.46)
Cumulative effect of change in method of accounting	—	—	(5.15)

Net loss	$(1.73)	$(5.21)	$(6.13)

Diluted loss per share:
Weighted-average common shares outstanding (b)(c)	40,955	36,660	36,465

Per share amount:
Continuing operations	$(1.72)	$(5.02)	$(.52)
Discontinued operations	(.01)	(.19)	(.46)
Cumulative effect of change in method of accounting	—	—	(5.15)

Net loss	$(1.73)	$(5.21)	$(6.13)

(a)	In the fourth quarter of 2004, the company elected to change its method of accounting for certain U.S. plastics machinery inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method, retroactive to the beginning of the year. The amounts presented herein for the years 2002 and 2003 have been restated to conform to the 2004 presentation.

(b)	The number of shares used to compute earnings (loss) per common share data for all years prior to 2004 has been restated to reflect the effects of a “bonus element” inherent in a rights offering that was completed in the fourth quarter of 2004. Under the terms of the offering, holders of common shares were permitted to acquire additional shares at a price of $2.00 compared to a weighted-average market price on the closing dates of $2.91 per share. As a result of the bonus element, shares previously used to calculate basic and diluted earnings (loss) per common share were increased by a factor of 1.0891.

(c)	In 2004, the 50.0 million common shares into which the Series B Preferred Stock is convertible are excluded because their inclusion would result in a smaller loss per common share. In all years, potentially dilutive restricted shares are also excluded for similar reasons.